OMB APPROVAL
OMB Number: 3235-0116
Expires: February 29, 2008
Estimated average burden Hours
per response: 8.7

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of January 2008

Commission File Number 28980

ROYAL STANDARD MINERALS INC.

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)

By \S\ Roland M. Larsen President & CEO

Date:  January 31, 2008

SEC1815 (05-06)

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106 TSX.V:RSM LISTED: STANDARD & POORS OTCBB:RYSMF

GOLDWEDGE PROGRESS, NYE COUNTY, NEVADA

FOR IMMEDIATE RELEASE

ROYAL STANDARD MINERALS INC., “RSM”, JANUARY 29, 2008 MANHATTAN, NEVADA, The Company is currently in a renewal phase of its mining permit for the Goldwedge project with the State of Nevada. This renewal includes plans for the expansion of the mine dump and a surface water disposal area for water pumped from the mine and two dewatering wells that are to be drilled, hopefully in February, to dewater the mine area from the surface. These wells are expected to significantly reduce the amount of water that will have to be pumped to the surface from the underground operation. A new underground power system is currently being installed, according to qualified person, Roland M. Larsen.

Additionally, permitting of other RSM controlled projects that contain drill indicated quality gold-silver grades within the Manhattan district will be initiated this year. These projects within <1-2 miles of the Goldwedge property are expected to supply additional feed material to the Goldwedge plant as soon as the mining permits are completed. The permitting process will commence after the renewal permit is achieved for Goldwedge indicated above.

The Goldwedge development program has been operating more or less continuously during the fourth quarter, 2007. The project was closed down during the last two weeks of December, 2007, cold weather and the holiday season were factors. We have had a slow start in January, 2008 due to cold weather and unusual snow accumulation, additional winterizing of the plant water system has been completed.

The plant throughput has not improved beyond the results achieved in early November as screen tests have indicated that the grind of the feed material needs further improvement. The current grind with the reduced throughput of 200 tons per day is approximately 80% minus 65 mesh, the objective is to achieve at least 80% minus 100 mesh result for these tests at a much higher production rate. More improvements will be made to achieve acceptable liberation of the gold from the rock and to maximize plant throughput before adding a flotation circuit.

RSM is an exploration and development company with advanced gold projects in Nevada. For further information about this release contact Mr. Rich Kaiser, Investor Relations, 800-6318127.

The TSX.V Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information Please call Roland Larsen, Qualified Person NI-43-101 @ (775) 487-2454 or FAX @ (775) 775-2460 Visit our website at Royal-Standard.com